UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2014

REYNOLDS AMERICAN INC.

(Exact Name of Registrant as Specified in Charter)

North Carolina	1-32258	20-0546644
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 North Main Street

Winston-Salem, North Carolina 27101

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: 336-741-2000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously reported, on July 15, 2014, Reynolds American Inc. (“RAI”) entered into a commitment letter (the “Commitment Letter”) with J.P. Morgan Securities LLC (“JPMS”), JPMorgan Chase Bank, N.A. (“JPMCB”) and Citigroup Global Markets Inc. (“CGMI”), pursuant to which, subject to the terms and conditions therein, JPMCB and CGMI (or certain of its affiliates) committed to provide a 364-day senior unsecured term loan bridge facility in an aggregate principal amount of up to $9 billion for the purpose of financing part of the cash portion of the merger consideration and related fees and expenses in connection with the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2014, among RAI, Lorillard, Inc., a Delaware corporation (“Lorillard”), and Lantern Acquisition Co., a Delaware corporation and a wholly owned subsidiary of RAI (“Merger Sub”). Among other things, the Merger Agreement provides for the merger of Merger Sub with and into Lorillard, with Lorillard surviving as a wholly owned subsidiary of RAI (the “Merger”), subject to the terms and conditions set forth in the Merger Agreement.

On September 23, 2014, in accordance with the Commitment Letter, RAI entered into a Bridge Credit Agreement (the “Bridge Facility”) with JPMCB, as Administrative Agent and a lender, Citibank, N.A., as Syndication Agent and a lender, JPMS and CGMI, as Joint Lead Arrangers and Joint Bookrunners, and various other lending institutions party thereto as lenders (collectively, the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions set forth in the Bridge Facility, to provide a term loan in an aggregate principal amount of up to $9 billion for the purpose of financing part of the cash portion of the Merger consideration and related fees and expenses in connection with the transactions contemplated by the Merger Agreement.

RAI currently intends to finance the cash portion of the Merger consideration, and related fees and expenses, with available cash, up to $500 million in borrowings under its Existing Credit Agreement (as defined below), proceeds from the issuance of debt securities, the proceeds of the disposition (the “Asset Purchase”) of certain assets of RAI’s subsidiaries to a subsidiary of Imperial Tobacco Group PLC (“Imperial”), the proceeds of the purchase by British American Tobacco p.l.c. (“BAT”), directly or indirectly through one or more of its wholly owned subsidiaries, of such number of shares of RAI common stock that will enable it to maintain its approximately 42% ownership interest in RAI immediately following completion of the Merger (the “Share Purchase”) and, only to the extent necessary, borrowings under the Bridge Facility. The amount of the Bridge Facility available at closing is subject to reduction in accordance with its terms, including, but not limited to, reduction upon the issuance of debt and/or equity securities used to finance the Merger and related fees and expenses (subject to certain exceptions, including equity securities issued in the Share Purchase or to Lorillard stockholders in the Merger).

Borrowings under the Bridge Facility bear interest at a rate per annum equal to, at RAI’s election, (1) an adjusted London interbank offered rate for a one, two, three or six month period or (2) the greatest of the (A) prime rate, (B) federal funds effective rate plus 50 basis points or (C) one-month adjusted London interbank offered rate plus 100 basis points, plus, in each case, an applicable margin ranging from 50 to 275 basis points that depends upon RAI’s index debt rating established by rating services and the length of time that elapses from initial funding of the Bridge Facility until repayment thereof. The Bridge Facility may be drawn only in a single drawing upon the closing of the Merger, matures 364 days after such date and may be prepaid (but not reborrowed) without premium or penalty. The obligations of RAI under the Bridge Facility are unsecured.

The Bridge Facility contains restrictive covenants that (1) limit the ability of RAI and its subsidiaries to (A) pay dividends and repurchase stock, (B) engage in transactions with affiliates, (C) create liens and (D) engage in sale-leaseback transactions involving a Principal Property, as defined in the Bridge Facility, and (2) limit the ability of RAI and its Material Subsidiaries (as such term is defined in the Bridge Facility) to sell or dispose of all or substantially all of their assets and engage in specified mergers or consolidations, which covenants are substantially similar to those contained in RAI’s existing revolving credit arrangement as set forth in the Credit Agreement, dated as of October 8, 2013, as subsequently amended, among RAI, as borrower, various lending institutions, as lenders, and JPMCB, as administrative agent (the “Existing Credit Agreement”).

The Bridge Facility also contains a restrictive covenant that limits the amount of debt that may be incurred by non-guarantor subsidiaries, together with certain financial covenants. The restrictive covenants in the Bridge Facility are subject to a number of qualifications and exceptions. The financial covenant levels in the Bridge Facility are: 4.50 to 1.00 for the consolidated leverage ratio as of the last day of any period of four consecutive fiscal quarters ending in the fiscal quarter in which the Merger closing occurs, through and including the next two immediately succeeding fiscal quarters, and 4.25 to 1.00 thereafter; and 3.00 to 1.00 for the consolidated interest coverage ratio.

Borrowings under the Bridge Facility are subject to certain conditions, including: (1) the consummation of the Merger, the Share Purchase and the Asset Purchase, (2) the absence of a “Company Material Adverse Effect”, as defined in the Merger Agreement, where “Company” refers to Lorillard, (3) RAI’s delivery to the Bridge Facility agents or filing with the Securities and Exchange Commission (the “SEC”) of certain financial statements, (4) RAI’s performance of certain activities in connection with the contemplated issuance of debt securities to finance the Merger and related fees and expenses and (5) the accuracy at the funding of the Bridge Facility of certain representations and warranties, including the accuracy of such of Lorillard’s representations and warranties as are material to the interests of the Lenders, but only to the extent RAI or Merger Sub have the right to terminate their obligations under the Merger Agreement because of such inaccuracy.

Under the terms of the Bridge Facility, RAI is required to pay certain customary fees to the Lenders as provided therein and in certain fee letters.

Certain of RAI’s subsidiaries, including its Material Subsidiaries, have guaranteed RAI’s obligations under the Bridge Facility (such subsidiaries are referred to herein as the “Guarantors”), pursuant to a Subsidiary Guarantee Agreement, dated as of September 23, 2014 (the “Subsidiary Guaranty”), entered into by the Guarantors in favor of JPMCB, as Administrative Agent, and the Lenders. Following the consummation of the Merger, any Material Subsidiaries acquired directly or indirectly by RAI in connection with the Merger will be required to enter into a joinder agreement to the Subsidiary Guaranty pursuant to which such

Material Subsidiaries will also guarantee RAI’s obligations under the Bridge Facility. The Subsidiary Guaranty contains certain representations, warranties and covenants of the Guarantors. The obligations of the Guarantors under the Subsidiary Guaranty are unsecured.

The various agents and Lenders under the Bridge Facility, or their affiliates, have from time to time performed, and are expected in the future to perform, various investment banking, financial advisory, commercial banking (including acting as agents and lenders under the Existing Credit Agreement), transfer agent and/or other services for RAI for which they have been paid, or will be paid, customary fees.

The foregoing descriptions of the Bridge Facility and Subsidiary Guaranty do not purport to be a complete description of their respective terms, and are qualified in all respects by reference to the complete text of such agreements, copies of which are filed herewith as Exhibits 10.1 and 10.2, respectively, and are incorporated into this Item 1.01 by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure under Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference in response to this Item 2.03.

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Cautionary Statement Regarding Forward-Looking Statements

Statements included in this Current Report that are not historical in nature, including any financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed Merger, Asset Purchase and Share Purchase (the “Proposed Transactions”), constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this Current Report, and in any documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the Proposed Transactions to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of RAI, are the following: the failure to obtain necessary shareholder approvals for the Proposed Transactions; the failure to obtain necessary regulatory or other approvals for the Proposed Transactions; the failure to satisfy required closing conditions or consummate the Proposed Transactions in a timely manner; the occurrence of any event giving rise to the right of a party to terminate a Proposed Transaction; the obligation to consummate the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than available under the Bridge Facility, due to the absence of a financing condition in connection with the Merger; the possibility of selling the brands and other assets of RAI’s and Lorillard’s subsidiaries currently expected to be divested in the Asset Purchase or which otherwise might be divested on terms less favorable than pursuant to the Asset Purchase, due to the absence of a condition in connection with the Merger that the Asset Purchase be consummated; the obligation to consummate the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes; the possibility of management distraction as a result of the Proposed Transactions; the failure to realize projected synergies and other benefits from the Proposed Transactions; RAI’s obligations to indemnify Imperial for specified matters and to retain certain liabilities related to the divested brands and other assets; and the effect of the announcement of the Proposed Transactions on the ability to retain customers and retain and hire key personnel, maintain relationships with suppliers and on operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in RAI’s and Lorillard’s filings with the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, RAI is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

RAI will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of RAI and Lorillard that also constitutes a prospectus of RAI. RAI and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the Proposed Transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAI, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

This Current Report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

RAI and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of RAI and stockholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of RAI and stockholders of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	Bridge Credit Agreement, dated as of September 23, 2014, among Reynolds American Inc., as Borrower, and the agents and lending institutions party thereto.

10.2	Subsidiary Guarantee Agreement, dated as of September 23, 2014, among certain subsidiaries of Reynolds American Inc., as guarantors, and JPMorgan Chase Bank, N.A., as administrative agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2014

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III
Name:	McDara P. Folan, III
Title:	Senior Vice President, Deputy General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Bridge Credit Agreement, dated as of September 23, 2014, among Reynolds American Inc., as Borrower, and the agents and lending institutions party thereto.

10.2	Subsidiary Guarantee Agreement, dated as of September 23, 2014, among certain subsidiaries of Reynolds American Inc., as guarantors, and JPMorgan Chase Bank, N.A., as administrative agent.